 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Felton, Robert W. (Last) (First) (Middle) 6889 Devon Way (Street) Berkeley, CA 94705 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Tenfold Corporation (TENF.OB) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 02/19/2003 5. If Amendment, Date of Original (Month/Day/Year) 03/27/2003
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director   X 10% Owner
   Officer (give title below)        Other (specify below)

Description           Director
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	02/05/2003		P		3,888,889(1)	A	$0.18	3,903,899(1)(2)	I	by trust
Common Stock								$72,000(3)	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Director Stock Option (right to buy)	$0.18	02/19/2003		A		250,000		(4)	02/19/2013	Common Stock	250,000		$390,000	D

Explanation of Responses:

(1) Includes 3,888,889 shares of common stock purchased by the Robert W. Felton Trust (the "Trust") pursuant to a Stock Issuance Agreement and Release dated February 5, 2003.
(2) Includes 15,000 shares of common stock held by the Trust that were previously acquired.
(3) Includes 72,000 shares of common stock held by Robert W. Felton, trustee of the Trust and a director of Tenfold Corporation.
(4) 25% of the option vests on the first anniversary of the transaction date and 6.25% of the option vests each quarter thereafter until fully vested at the fourth anniversary of the transaction date.

THIS AMENDED FORM 4 SUPERSEDES THE FORM 4 FILED ON MARCH 27, 2003. THIS AMENDED FORM 4 IS BEING FILED SOLELY FOR THE PURPOSE OF CORRECTING A TECHNICAL ERROR THAT OCCURRED IN THE ORIGINAL ELECTRONIC FILING THAT PREVENTED THE DATA IN TABLE II, COLUMN 5.A FROM BEING VIEWED.

TENFOLD CORPORATION

Limited Power of Attorney -- Securities Law Compliance

The undersigned, as an officer and/or director of TenFold Corporation (the "Corporation"), hereby constitutes and appoints Henry P. Massey, Jr. the undersigned's true and lawful attorney-in-fact and agent to complete and execute such Forms 144, Forms 3, 4 and 5 and other forms as such attorney shall in his discretion determine to be required or advisable pursuant to Rule 144 promulgated under the Securities Act of 1933 (as amended), Section 16 of the Securities Exchange Act of 1934 (as amended) and the respective rules and regulations promulgated thereunder, or any successor laws and regulations, as a consequence of the undersigned's ownership, acquisition or disposition of securities of the Corporation, and to do all acts necessary in order to file such forms with the Securities and Exchange Commission, any securities exchange or national association, the Corporation and such other person or agency as the attorney shall deem appropriate. The undersigned hereby ratifies and confirms that all that said attorney-in-fact and agent shall do or cause to be done by virtue hereof.

This Limited Power of Attorney is executed, this 24th day of March, 2003.

s/ Robert W. Felton
Robert W. Felton

s/ Robert W. Felton
Robert W. Felton Trust

Witness:

s/ Patricia K. Felton
Signature

Patricia K. Felton
Type or Print Name

Dated:        3/24/03

By:	Date:
/s/ Henry P Massey Jr	04/01/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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